Exhibit 1
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
McCLEAN LAKE MILL
BEING PUT IN CARE AND MAINTENANCE IN MID-2010
Toronto, ON — December 15, 2009... Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is announcing that the McClean Lake Joint Venture partners have decided that the uranium mill at McClean Lake, located about 700 km northeast of Saskatoon, will be put in a care and maintenance mode in mid-2010. The McClean Lake mill is owned by the McClean Lake Joint Venture which is 70% owned by AREVA Resources Canada Inc., 22.5% by Denison and 7.5% by OURD Canada Co. Ltd.
The mill will continue to operate until July 2010, processing stockpiled ore and production in 2010 is estimated to be 1,860,000 pounds U3O8 of which Denison’s share is 418,500 pounds U3O8. At the time of mill shutdown there will be approximately 114,900 tonnes of low grade ore on the stockpile available for processing when economically viable.
While shutdown the Joint Venture will retain staff to maintain a set of key competencies and to maintain the mill ready to re-start to process ore from the Cigar Lake mine, and/or from the joint venture’s Caribou, Midwest or McClean North deposits.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.